The Law Office of Stephen E. Rounds
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Denver, Colorado USA 80206
Tel. 303.377.6997 Fax 303.377.0231
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Admin. Office T. 307.856.2467 F. 307.857.0319
sra@wyoming.com

October 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549-0405

Re:  U.S. Energy Corp.
Registration Statement on Form S-1
Post-Effective Amendment No. 1
SEC File No. 115477

Dear Commissioners:

We represent the issuer U.S. Energy Corp. in securities matters. The subject re-sale registration statement was declared effective on June 18, 2004. Before April 30, 2005, the issuer gave notice to all sellers covered by the prospectus that the prospectus went stale on that date because the audited financial statements in the original filing only covered the years ended December 31, 2003.

On behalf of the issuer, we file Post-Effective Amendment No. 1 to the registration statement to:

▪	Update issuer disclosure with audited financial statements for the year ended December 31, 2004 and unaudited interim financial statements for the six months ended June 30, 2005;
▪
Update narrative disclosure to show the issuer’s exit as of June 1, 2005 from the coalbed methane gas business by sale of the subsidiary Rocky Mountain Gas, Inc. (which disposition is reflected in the interim financial statements and was timely reported on Form 8-K in June 2005)); and

▪	Update company business, management, and other disclosures.

The interim financial statements will go stale on November 12, 2005. If the PEA is not declared effective by that date, the issuer will further amend to include third quarter financial information. Therefore, we would appreciate the staff’s efforts to clear the filing, or advise of comments, sufficiently before November 12, 2005 that if there are no comments, the issuer can file an acceleration request in a timely manner.

In certain respects, the marked filing shows non-substantive changes - i.e., where formatting has changed to move old disclosure to another location in the text. Upon request, we will be happy to provide hard copies of the precision marked changes to facilitate staff review.

Securities and Exchange Commission
Division of Corporation Finance
October 24, 2005

Please contact the undersigned if the staff has comments in the course of review.

Thank you.

Yours Sincerely,

/s/Stephen E. Rounds

SER/sra
Enc.
cc: U.S. Energy Corp.